Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

February 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024 Filed December 16, 2024 Response dated December 16, 2024
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on January 6, 2025, regarding the Company’s Amendment No. 1 to Form 10-Q filed on December 16, 2024 for the fiscal quarter ended September 30, 2024 (the “10-Q”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-Q. We have filed Amendment No. 2 to the 10-Q (the “Amendment”) with the Commission today.

Form 10-Q/A filed December 16, 2024 Note 11. Warrants, page 15

1.	We note your response to prior comment 6 and reissue in part. We understand from your response that you do not recognize fair value adjustments when the exercise price of the warrants exceeds your stock price. However, this appears inconsistent with your disclosure in Note 12 to your December 31, 2023 financial statements that your "warrants liability [is] measured at fair value on a recurring basis using Level 3 inputs". Based on the guidance in ASC 815-40-35-4 it appears that all changes in the fair value of your warrant liability should be recognized in earnings in each financial statement period. Please tell us what the change in the fair value of your warrant liability was during 2023 and during the first three quarters of 2024 so that we can understand the impact on your financial statements. Please also provide us with the material fair value assumptions used in your fair value calculations.

February 4, 2025

Response: In response to this comment, the Company advises the Staff that all changes in the fair value of its warrant liability, as required under ASC 815-40-35-4, have been appropriately adjusted in additional paid-in capital.

Regarding the change in the fair value of our warrant liability, the adjustment for the year ended December 31, 2023 and first three quarters of 2024:

December 31, 2022
warrant	units	warrant value	warrant liability FV
Class C	128,000	1.71	218,880
Class D	128,000	0.73	93,440
IPO investor	1,880,000	0.40	754,303
Underwriter	282,000	0.40	113,145
			1,179,769

December 31, 2023
warrant	units	warrant value	warrant liability FV
Class C	128,000	0.05	6,591
Class D	128,000	0.00	270
IPO investor	1,880,000	0.40	752,307
Underwriter	282,000	0.49	136,897
			896,066

September 30, 2024
warrant	units	warrant value	warrant liability FV
Class C	128,000	0.00	1
Class D	128,000	0.00	0
IPO investor	1,880,000	0.16	297,650
Underwriter	282,000	0.16	46,243
			343,893

The fair value is calculated using the Black-Scholes option pricing model under the following assumptions:

-	Dividend yield was estimated at our current dividend rate.

-	The risk-free interest rate was estimated using the interest rate for a treasury note corresponding to the expected term at the valuation date.

-	The expected term is calculated between the valuation date and the maturity date.

-	Volatility is calculated using the median adjusted volatility of the comparable companies for the time period between the valuation date and the maturity date.

February 4, 2025

Note 9. Other Non-current Assets, page 15

2.	We note your response to prior comment 5 and updated disclosures in Note 9. Please clarify if the prepaid rents cover monthly rents from the January 31, 2024 to January 31, 2025 period as stated, or a different period. If the prepaid rent does cover said months, please explain why the prepayment has only been presented as of the September 30, 2024 balance sheet date and not prior to that. Please also revise Note 12 to disclose material terms of this lease, which currently presents an expiration date “between 2023 and 2024”.

Response: In response to this comment, the Company advises the Staff that the prepaid rent covers the period from January 31, 2024, to December 31, 2024, as stated. The prepayment was recorded as of September 30, 2024, because it was paid during the third quarter of 2024 and, therefore, was not applicable to prior balance sheet dates.

Please be advised that the Company acknowledge that there was an error in the classification of prepaid rent expenses. Upon review, the company reclassified the prepaid rent expenses to deferred expenses to more accurately reflect their nature. The Company has amended the disclosure in Note 9 as follows:

The prepaid rent expenses are leases, rent, equipment, and fees and deferred expenses include e-commerce live streamer contracts’ service expenses.

The prepaid rent expenses pertain to our offices located in Hangzhou, China, which serve our e-commerce business operations. The expense covers monthly rent totaling $531 and annual property fees of $478, for the period from January 31, 2024 to September 30, 2024. The facilities include live-streaming offices and a warehouse utilized for product sales that support our product sales activities.

The deferred expenses refer to advance payments made under contracts with live streamers. These expenses are subsequently deducted from the revenue generated by the streamers’ services.

Results of Operations, page 41

3.	We note your response to prior comment 7 and updated disclosures in Results of Operations and Liquidity and Capital Resources. We reissue asking you to revise your Results of Operations disclosure to include discussion on why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024, as previously requested. Please also explain your updated statement in Liquidity and Capital Resources, that while identifying a number of issues, "... management has concluded there is no substantial doubt about the Company’s ability to continue as a going concern."

Response: In response to this comment, the Company advises the Staff that the decrease in revenue from $7.3 million in the third quarter of 2023 to $1.4 million in the same period of 2024 was primarily due to a downturn in the fish market in Taiwan. Specifically, the significantly low eel fry catch in 2022 and 2023 has led to a substantial reduction in the availability of market-size eels, impacting overall sales performance. Also, during Q3, Taiwan experienced a significant number of typhoons and other natural disasters. These adverse events negatively impacted the fish farming industry, leading to a decline in overall market production. We believe these environmental factors are critical to understanding the fluctuations in production during the period. To address this challenge and improve revenue, we are actively developing the cultivation of alternative aquaculture species to diversify our product offerings. Additionally, we are expanding and strengthening various sales channels to enhance market reach and drive revenue growth. The Company will revise its Results of Operations disclosure to include a detailed explanation of this decrease in future filings. Regarding the updated statement in Liquidity and Capital Resources, the conclusion that there is no substantial doubt about the Company’s ability to continue as a going concern is based on us receiving a financial support letter from our shareholder, which strengthens our financial position.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP